CONFIRMING STATEMENT

This Statement confirms that the undersigned, Raymond J. Merk has authorized and designated Michelle Wilver to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of DynaVox Inc. The authority of Michelle Wilver under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of DynaVox Inc., unless earlier revoked in writing. The undersigned acknowledges that Michelle Wilver is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

By:	/s/ Raymond J. Merk
Name:	Raymond J. Merk
Date:	May 23, 2013